Exhibit 12

FIRSTMERIT CORPORATION
Computations of Consolidated Ratios of Earnings to Fixed Charges (unaudited)

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011	2010	2009
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$18,420	$5,580	$9,639	$18,475	$32,081
Interest Factor Within Rent Expense (a)	4,122	2,669	2,366	2,661	1,870
Total Fixed Charges	22,542	8,249	12,005	21,136	33,951
Preferred Stock dividends	5,537	—	—	—	1,789
Total Fixed Charges and Preferred Stock Dividends	$28,079	$8,249	$12,005	$21,136	$35,740

Earnings:
Income Before Income Taxes	$260,110	$187,123	$165,651	140,000	$107,815
Fixed Charges - Excluding Preferred Stock Dividends	22,542	8,249	12,005	21,136	33,951
Total Earnings	$282,652	$195,372	$177,656	$161,136	$141,766

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	12.54	23.68	14.80	7.62	4.18
Ratio of Earnings to Combined Fixed Charges,
Excluding Interest on Deposits	10.07	23.68	14.80	7.62	3.97

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$55,018	$38,853	$58,629	$83,851	$110,763
Interest Factor Within Rent Expense (a)	4,122	2,669	2,366	2,661	1,870
Total Fixed Charges	59,140	41,522	60,995	86,512	112,633
Preferred Stock dividends	5,537	—	—	—	1,789
Total Fixed Charges and Preferred Stock Dividends	$64,677	$41,522	$60,995	$86,512	$114,422

Earnings:
Income Before Income Taxes	$260,110	$187,123	$165,651	$140,000	$107,815
Fixed Charges - Excluding Preferred Stock Dividends	59,140	41,522	60,995	86,512	112,633
Total Earnings	$319,250	$228,645	$226,646	$226,512	$220,448

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	5.40	5.51	3.72	2.62	1.96
Ratio of Earnings to Combined Fixed Charges,
Including Interest on Deposits	4.94	5.51	3.72	2.62	1.93

(a) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.